Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

HEALTHCARE TRUST OF AMERICA, INC.

SUPPLEMENT NO. 3 DATED FEBRUARY 1, 2010
TO THE PROSPECTUS DATED OCTOBER 23, 2009

This document supplements, and should be read in conjunction with, our prospectus dated October 23, 2009, relating to our offering of 221,052,632 shares of common stock, and our Supplement No. 1 dated October 23, 2009 and Supplement No. 2 dated November 25, 2009. The purpose of this Supplement No. 3 is to:

•	disclose the status of our initial public offering;

•	include a description of our current portfolio;

•	disclose our recent acquisitions;

•	disclose selected financial data;

•	disclose our performance — funds from operations and modified funds from operations;

•	disclose information regarding our distributions;

•	disclose our property performance — net operating income;

•	disclose the termination of our services agreement with American Realty Capital II, LLC;

•	update disclosure related to our personnel;

•	disclose compensation paid to our former advisor; and

•	include Greenville Hospital Systems financial data and our unaudited pro forma financial statements.

Status of our Initial Public Offering

As of January 25, 2010, we had received and accepted subscriptions in our offering for 139,176,720 shares of our common stock, or approximately $1,390,255,137, excluding shares issued under our distribution reinvestment plan. As of January 25, 2010, approximately 60,823,000 shares remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. This offering has been extended pursuant to SEC Rule 415 under the Securities Act of 1933, as amended, and will expire no later than the earlier of March 19, 2010 or the date on which the maximum offering has been sold.

Our Current Portfolio

We provide stockholders the potential for income and growth through investment in a diversified portfolio of real estate properties, focusing primarily on medical office buildings and healthcare-related facilities. As of January 25, 2010, we owned 53 portfolios that include 179 buildings with an aggregate gross leasable area, or GLA, of 7.4 million square feet and two real estate related assets, and the aggregate purchase price of our total portfolio was approximately $1.46 billion. Each of our properties is 100% owned by our operating partnership except one, which is 80.0% owned by our operating partnership through a joint venture.

The tables below provide summary information regarding our portfolios as of January 25, 2010:

		Properties Owned
		as a Percentage of
State	Number(1)	Aggregate Purchase Price

Arizona	5	12.6%
California	3	3.5
Colorado	2	2.4
Florida	4	6.7
Georgia	6	6.5
Indiana	5	9.8
Kansas	1	1.0
Maryland	1	0.8
Minnesota	2	1.2
Missouri	2	4.9
New Hampshire	1	1.0
Ohio	5	5.5
Oklahoma	1	2.1
Pennsylvania	1	1.9
South Carolina	2	12.7
Tennessee	2	2.9
Texas	10	16.7
Utah	1	2.1
Virginia	1	0.4
Wisconsin	2	5.3

Total	57	100.0%

(1)	In certain cases we have acquired portfolios that include properties in multiple states.

The table below describes the type of real estate properties and other real estate related assets we owned as of January 25, 2010:

	Number	Gross
	of	Leasable
Type of Investment	Investments	Area

Medical Office	41	6,092,000
Healthcare-Related Facility	7	1,004,000
Office	3	312,000
Other Real Estate Related Assets	2	N/A

Total	53	7,408,000

The table below describes the average effective annual rent per square foot and the occupancy rate for each of the last five years ended December 31, 2009, for which we owned properties:

	2005(1)	2006(1)	2007(1)	2008(2)	2009(2)

Average Effective Annual Rent per Square Foot	N/A	N/A	$18.41	$16.87	$17.92
Occupancy Rate	N/A	N/A	88.6%	91.3%	90.4%

(1)	We were initially capitalized on April 28, 2006 and therefore we consider that our date of inception. We purchased our first property on January 22, 2007.

(2)	Based on leases in effect as of December 31, 2008 and December 31, 2009.

The following table presents the sensitivity of our annual base rent due to lease expirations for the next ten years at our properties, by number, square feet, percentage of leased area, annual base rent and percentage of annual rent as of September 30, 2009:

			% of Leased		% of Total
			Area		Annual Rent
	Number	Total Sq. Ft.	Represented	Annual Rent	Represented
	of Leases	of Expiring	by Expiring	Under Expiring	by Expiring
	Expiring	Leases	Leases	Leases	Leases(1)

2010	122	348,000	6.2%	$6,821,000	6.5%
2011	107	464,000	8.2%	$9,291,000	8.9%
2012	142	509,000	9.0%	$9,384,000	9.0%
2013	113	682,000	12.1%	$12,926,000	12.4%
2014	83	630,000	11.2%	$9,217,000	8.8%
2015	35	296,000	5.3%	$6,671,000	6.4%
2016	47	369,000	6.5%	$6,812,000	6.5%
2017	43	332,000	5.9%	$6,103,000	5.8%
2018	46	364,000	6.5%	$6,532,000	6.2%
2019	31	177,000	3.1%	$3,546,000	3.4%
Thereafter	85	1,463,000	26.0%	$27,221,000	26.0%

Total	854	5,634,000	100%	$104,524,000	100%

(1)	The annual rent percentage is based on the total annual contractual base rent as of September 30, 2009.

As of September 30, 2009, no single tenant accounted for 10.0% or more of the GLA of our real estate properties.

Recent Acquisitions

The table below summarizes the acquisitions we have completed since October 23, 2009. Tenant financial data and pro forma information has not been included in this supplement as the properties described are not considered significant property acquisitions pursuant to Securities and Exchange Commission Rule 3-14 of Regulation S-X.

							Average
							Annual
		Date	GLA	Purchase	Mortgage	Physical	Rent per
Property	Location	Acquired	(Sq. Ft.)	Price(1)	Debt	Occupancy	Sq. Ft.

Rush Medical Office Building Transaction(2)	Oak Brook, IL	12/1/2009	N/A	$37,135,000	N/A	N/A	N/A
Mary Black Medical Office Building	Spartanburg, SC	12/11/2009	108,500	$16,250,000	N/A	72.73%	$12.54
Hampden Place Medical Center	Englewood, CO	12/21/2009	66,339	$18,600,000	$8,785,000	100%	$23.53

Dallas LTAC Hospital	Dallas, TX	12/23/2009	52,357	$27,350,000	N/A	100%	$50.14
Smyth Professional Building	Baltimore, MD	12/30/2009	62,092	11,250,000	N/A	98.95%	$16.70
Denton Medical Rehabilitation Hospital	Denton, TX	12/30/2009	43,632	$15,485,000	N/A	100%	$31.26
Atlee Medical Portfolio(3)	San Angelo, TX,	12/30/2009	92,503	$20,501,000	N/A	100%	$18.69
	Coriscana, TX and Fort Wayne, IN
Banner Sun City Medical
Portfolio(4)	Sun City and	12/31/2009	641,511	$107,000,000	$45,109,000	91.06%	$15.91
	Sun City West, AZ

(1)	The purchase price does not include transaction costs.

(2)	This is a first mortgage financing transaction collateralized by the Rush Medical Office Building located on the campus of Rush Oak Park Hospital. The loan term runs for up to five (5) years. We and the owner of the Rush Medical Office Building also signed an agreement which provides for the possible future acquisition of the building (including the land) by us, and provide us an ongoing right of first refusal and various other opportunities. The Rush Medical Office Building is currently master leased by Rush University Medical Center. The term of the master lease runs through 2019, subject to extension rights of the lessee.

(3)	This is a three building medical office portfolio located in San Angelo and Corsicana, Texas and Fort Wayne, Indiana.

(4)	This is a 17 property medical office portfolio. The portfolio is 91% leased and is located in the retirement communities of Sun City and Sun City West in the northwest Phoenix metropolitan area. These properties were developed in connection with the Banner Boswell and Banner Del E. Webb hospitals. Approximately 95% of the portfolio is located on the hospital campuses and approximately 28% of the portfolio is leased by Banner Health and its affiliates.

The weighted average capitalization rate for the above properties is 8.6%. The capitalization rate for each property is based on first year pro forma information and does not reflect reserves for replacements.

Selected Financial Data

The following selected financial data should be read with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and the notes thereto incorporated by reference into the prospectus. Our historical results are not necessarily indicative of results for any future period.

The following tables present summarized consolidated financial information including balance sheet data, statement of operations data, and statement of cash flows data in a format consistent with our consolidated financial statements.

	September 30,	December 31,		April 28, 2006
	2009	2008	2007	(Date of Inception)

BALANCE SHEET DATA
Total assets	$1,528,415,000	$1,113,923,000	$431,612,000	$202,000
Mortgage loan payables net	452,041,000	460,762,000	185,801,000	—
Total stockholders’ equity	1,016,896,000	599,320,000	175,590,000	2,000

					2006 (Date of
	Nine Months Ended	Nine Months Ended	Year Ended	Year Ended	Inception) through
	September 30,	September 30,	December 31,	December 31,	December 31,
	2009	2008	2008	2007	2006

INCOME STATEMENT DATA
Total revenues	92,042,000	53,310,000	80,418,000	17,626,000	—
Net loss	(20,409,000)	(11,813,000)	(28,409,000)	(7,674,000)	(242,000)
Net loss attributable to controlling interest	(20,650,000)	(11,969,000)	(28,448,000)	(7,666,000)	(242,000)
Net loss per share attributable to controlling interest — basic and diluted(1)	(0.20)	(0.34)	(0.66)	(0.77)	(149.20)
STATEMENT OF CASH FLOWS DATA
Net cash provided by operating activities	15,968,000	15,633,000	20,677,000	7,005,000	—
Net cash used in investing activities	(255,256,000)	(455,571,000)	(526,475,000)	(385,440,000)	—
Net cash provided by financing activities	432,748,000	468,759,000	628,662,000	383,700,000	202,000
OTHER DATA:	57,491,000	19,175,000	31,180,000	7,250,000	—
Distributions declared per share	0.55	0. 55	0.73	0.70	—

(1)	Net loss per share is based upon the weighted average number of shares of our common stock outstanding. Distributions by us of our current and accumulated earnings and profits for federal income tax purposes are taxable to stockholders as ordinary income. Distributions in excess of these earnings and profits generally are treated as a non-taxable reduction of the stockholder’s basis in the shares to the extent thereof (a return of capital for tax purposes) and, thereafter, as taxable gain. These distributions in excess of earnings and profits will have the effect of deferring taxation of the distributions until the sale of the stockholder’s common stock.

Our Performance — Funds From Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as Funds from Operations, or FFO, which it believes more accurately reflects the operating performance of a REIT. FFO is not equivalent to our net income or loss as determined under generally accepted accounting principles in the United States, or GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment write downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. The use of FFO is recommended by the REIT industry as a supplemental performance measure.

Presentation of this information is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO the same way, so comparisons with other REITs may not be meaningful. Factors that impact FFO include non cash GAAP income and expenses, one-time non recurring costs, timing of acquisitions, yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. Furthermore, FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income, as an indication of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions and should be reviewed in connection with other measurements as an indication of our performance. Our FFO reporting complies with NAREIT’s policy described above.

Changes in the accounting and reporting rules under GAAP have prompted a significant increase in the amount of non-cash and non-operating items included in FFO, as defined. Therefore, we use modified funds from operations, or MFFO, which excludes from FFO one-time, non recurring charges, acquisition expenses, and adjustments to fair value for derivatives, to further evaluate our operating performance. We believe that MFFO with these adjustments, like those already included in FFO, are helpful as a measure of operating performance because it excludes costs that management considers more reflective of investing activities or non-operating changes. We believe that MFFO reflects the overall operating performance of our real estate portfolio, which is not immediately apparent from reported net loss. As such, we believe MFFO, in addition to net loss and cash flows from operating activities, each as defined by GAAP, is a meaningful supplemental performance measure and is useful in understanding how our management evaluates our ongoing operating performance. Management considers the following items in the calculation of MFFO:

Acquisition costs:  Prior to 2009, acquisition costs were capitalized and have historically been added back to FFO over time through depreciation; however, beginning in 2009, acquisition costs related to business combinations are expensed. These acquisition costs have been and will continue to be funded from the proceeds of our offering and not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for our real estate investments.

One-time, non recurring charges:  FFO includes one-time charges related to the cost of our transition to self-management. These items include, but are not limited to, additional legal expenses, system conversion costs, non-recurring employment costs, and transitional property management costs. Because MFFO excludes one-time costs, management believes MFFO provides useful supplemental information by focusing on the changes in our fundamental operations that will be comparable rather than on one-time, non-recurring costs.

Former Advisor Fees:  FFO includes fees paid to our former advisor for asset management fees and above market property management fees. These costs are duplicative to the costs of self management. Due to our transition to self management, these costs will not be incurred after September 20, 2009. Accordingly, management believes that MFFO should exclude such costs in order to provide useful supplemental information to compare our fundamental operations to previous periods as well as all future periods.

Adjustments to fair value for derivatives:  In order to manage interest rate risk, we enter into interest rate swaps to fix interest rates, which are derivative financial instruments. These interest rate swaps are required to be recorded at fair market value, even if we have no intention of terminating these instruments prior to their respective maturity dates. All interest rate swaps are marked-to-market with changes in value included in net income (loss) each period until the instrument matures. We have no intentions of terminating these instruments prior to their respective maturity dates. The value of our interest rate swaps will fluctuate until the instrument matures and will be zero upon maturity of the instruments. Therefore, any gains or losses on derivative financial instruments will ultimately be reversed. Management believes that MFFO provides information on the realized costs of financing our assets independent of short-term interest rate fluctuations.

The following is the calculation of FFO and MFFO for each of the last four quarters ended September 30, 2009.

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,
	2009	2009	2009	2008

Net loss	$(10,074,000)	$(3,535,000)	$(6,800,000)	$(16,596,000)
Add:
Depreciation and amortization — consolidated properties	13,287,000	12,645,000	13,299,000	12,493,000
Less:
Net (income) loss attributable to noncontrolling interest of limited partners	(70,000)	(102,000)	(70,000)	117,000
Depreciation and amortization related to noncontrolling interests	(51,000)	(51,000)	(51,000)	(51,000)

FFO	$3,092,000	$8,957,000	$6,378,000	$(4,037,000)

Acquisition expenses	5,920,000	1,680,000	1,500,000	0
One time charges	1,112,000	286,000	575,000	280,000
Former advisor fees	1,765,000	1,999,000	1,913,000	2,038,000
(Gain) loss on interest rate swaps	(66,000)	(2,361,000)	(930,000)	12,408,000

MFFO	$11,823,000	$10,561,000	$9,436,000	$10,689,000

MFFO per share — diluted	$0.10	$0.10	$0.11	$0.16

Weight average common shares outstanding —
Basic	124,336,078	106,265,880	84,672,174	65,904,688

Diluted	124,336,078	106,265,880	84,672,174	65,904,688

For the three and nine months ended September 30, 2009, MFFO per share has been impacted by the increase in net proceeds realized from our existing offering of shares. For the three months ended September 30, 2009, we sold 13,282,000 shares of our common stock, increasing our outstanding shares by 12%. For the nine months ended September 30, 2009, we sold 53,276,000 shares of our common stock, increasing our outstanding shares by 72%. The proceeds from this issuance were temporarily invested in short-term cash equivalents until they could be invested in medical office buildings and other healthcare-related facilities at favorable pricing. Due to lower interest rates on cash equivalent investments, interest earnings were minimal. We expect to invest these proceeds in higher-earning medical office buildings or other healthcare related facility investments consistent with our investment policy to identify high quality investments. We believe this will add value to our stockholders over our longer-term investment horizon, even if this results in less current period earnings. We acquired the GHS portfolio on September 18, 2009. If this acquisition had closed on July 1, 2009, our MFFO would have been $14,373,000 and $34,447,000 for the three and nine months ended September 30, 2009. We acquired acquisitions totaling $253,571,000 in the fourth quarter of 2009. If those acquisitions had closed on July 1, 2009, our MFFO would have been $18,993,000 and $39,067,000 for the three and nine months ended September 30, 2009.

Information Regarding our Distributions

The amount of the distributions to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for payment of distributions, our financial condition, capital expenditure requirements and annual distribution requirements needed to maintain our status as a REIT under the Internal Revenue Code of 1986, as amended.

Our board of directors approved a 6.50% per annum, or $0.65 per common share, distribution to be paid to our stockholders beginning on January 8, 2007, the date we reached our minimum offering of $2,000,000. The first distribution was paid on February 15, 2007 for the period ended January 31, 2007. On February 14, 2007, our board of directors approved a 7.25% per annum, or $0.725 per common share, distribution to be paid to our stockholders beginning with our February 2007 monthly distribution, which was paid in March 2007. Distributions are paid to our stockholders on a monthly basis.

If distributions are in excess of our taxable income, such distributions will result in a return of capital to our stockholders. Our distribution of amounts in excess of our taxable income has resulted in a return of capital to our stockholders.

For the nine months ended September 30, 2009, we paid distributions of $54,159,000 ($27,493,000 in cash and $26,666,000 in shares of our common stock pursuant to our distribution reinvestment plan), compared to cash flow from operations of $15,968,000. For the year ended December 31, 2008, we paid distributions of $28,042,000 ($14,943,000 in cash and $13,099,000 in shares of our common stock pursuant to the DRIP), compared to cash flows from operations of $20,677,000. From inception through December 31, 2008, we paid cumulative distributions of $34,038,000 ($18,266,000 in cash and $15,772,000 in shares of our common stock pursuant to the DRIP), compared to cumulative cash flows from operations of $27,682,000. The distributions paid in excess of our cash flow from operations were paid using proceeds from this offering.

The following presents the amount of our distributions and the source of payment of such distributions for each of the last four quarters ended September 30, 2009:

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,
	2009	2009	2009	2008

Distributions paid in cash	$11,024,000	$9,156,000	$7,313,000	$5,669,000
Distributions reinvested	10,884,000	8,848,000	6,934,000	5,192,000

Total distributions	$21,908,000	$18,004,000	$14,247,000	$10,861,000

Source of distributions:
Cash flow from operations	$1,718,000	$8,355,000	$5,895,000	$5,044,000
Offering proceeds	20,190,000	9,649,000	8,352,000	5,817,000

Total sources	$21,908,000	$18,004,000	$14,247,000	$10,861,000

As of September 30, 2009, we had an amount payable of $1,421,000 to Grubb & Ellis Healthcare REIT Advisor, LLC, or our former advisor, and its affiliates for operating expenses, on-site personnel and engineering payroll, lease commissions and asset and property management fees, which will be paid from cash flow from operations in the future as they become due and payable by us in the ordinary course of business consistent with our past practice.

For the three months ended September 30, 2009, cash flows from operations included $5,920,000 in acquisition-related costs in connection with our completed acquisitions in the third quarter, $1,196,000 in asset management fees to our former advisor and its affiliates and additional one-time charges of $1,112,000 related to the cost of our transition to self-management.

Our former advisor or its affiliates have no obligations to defer or forgive amounts due to them and, as of September 30, 2009, no amounts due to our former advisor or its affiliates have been deferred or forgiven. In the future, if our former advisor or its affiliates do not defer or forgive amounts due to them or if our operating expenses increase as a result of our transition to self-management, this could negatively affect our cash flow from operations, which could result in us paying distributions, or a portion thereof, with proceeds from this offering or borrowed funds. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds.

For the nine months ended September 30, 2009 and 2008, our funds from operations, or FFO, was $18,504,000 and $12,782,000, respectively. As more fully described below, FFO was reduced by $13,393,000 and $5,906,000 for the nine months ended September 30, 2009 and 2008 for certain one-time, non-recurring charges, former advisor fees, acquisition-related expenses and adjustments to fair market value of interest rate swaps. Acquisition costs were previously capitalized as part of the purchase price allocations and have historically been added back to FFO over time through depreciation. For the nine months ended September 30, 2009 and 2008 we paid distributions of $54,159,000 and $17,181,000 respectively. Such amounts were covered by FFO of $18,504,000 and $12,782,000, respectively, which is net of the one-time, non recurring charges, former advisor fees, acquisition-related costs and adjustments to fair market value of interest rate swaps. The distributions paid in excess of our FFO were paid using proceeds from our initial offering. Excluding such one-time charges, former advisor fees, acquisition-related costs and adjustments to fair market value of interest rate swaps, FFO would have been $31,897,000 and $18,688,000, respectively. See our discussion of FFO below.

In order to manage interest rate risk, we enter into interest rate swaps to fix interest rates, which are derivative financial instruments. These interest rate swaps are required to be recorded at fair market value, even if we have no intention of terminating these instruments prior to their respective maturity dates. All interest rate swaps are marked-to-market with changes in value included in net income (loss) each period until the instrument matures. We have no intentions of terminating these instruments prior to their respective maturity dates. The value of our interest rate swaps will fluctuate until the instrument matures and will be zero upon maturity of the instruments. Therefore, any gains or losses on derivative financial instruments will ultimately be reversed. Management believes that MFFO provides information on the realized costs of financing our assets independent of short-term interest rate fluctuations.

Our Property Performance — Net Operating Income

As of September 30, 2009, we owned 45 properties and one real estate related asset compared to 41 properties as of December 31, 2008. The aggregate occupancy for the properties was approximately 90.4% as of September 30, 2009 versus approximately 91.3% as of December 31, 2008.

The aggregate net operating income for the properties for the nine months ended September 30, 2009 was $59,188,000 compared to $52,244,000 for the year ended December 31, 2008.

Net operating income is a non-GAAP financial measure that is defined as net income (loss), computed in accordance with GAAP, generated from properties before interest expense, general and administrative expenses, depreciation, amortization and interest and dividend income. We believe that net operating income provides an accurate measure of the operating performance of our operating assets because net operating income excludes certain items that are not associated with management of the properties. Additionally, we believe that net operating income is a widely accepted measure of comparative operating performance in the real estate community. However, our use of the term net operating income may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount.

To facilitate understanding of this financial measure, a reconciliation of net loss to net operating income has been provided for the nine months ended September 30, 2009 and for the year ended December 31, 2008.

	Nine Months Ended	Year Ended
	September 30,	December 31,
	2009	2008

Net loss	$(20,409,000)	$(28,448,000)
Add:
General and administrative	21,955,000	9,560,000
Depreciation and amortization	39,231,000	37,398,000
Interest expense	18,644,000	34,164,000
Less:
Interest and dividend income	(233,000)	(430,000)

Net operating income	$59,188,000	$52,244,000

Termination of Services Agreement with ARC II

Effective January 15, 2010, our services agreement with American Realty Capital II, LLC, or ARC II, was terminated. Pursuant to this agreement, ARC II was to provide consulting services to us in connection with our follow-on offering. As a result of our successful transition to self-management, we are no longer in need of these services. Because of the termination of the agreement, ARC II is no longer entitled to the 1.5% subordinated incentive payment upon certain liquidity events based on the value of the assets we acquire with the proceeds of our follow-on offering.

Changes in Personnel

Kelly Hogan, our former Controller and Assistant Secretary, left our company on December 11, 2009. Katherine E. Black joined our company on January 11, 2010 and serves as our Controller. From May 2006 to January 2010, Ms. Black served as the Director of Accounting for Seton Family of Hospitals in Austin, Texas. Prior to joining Seton Family of Hospitals in 2006, Ms. Black served as a senior auditor at Deloitte & Touche LLP, from 2003 to 2006, serving both public and privately held companies. Ms. Black also worked as an auditor at the Arizona Office of the Auditor General from 2001 to 2003. She graduated from Arizona State University with a B.A. degree in Accounting and Religious Studies. She is a member of the AICPA and the Arizona Society of CPAs. Ms. Black is a Certified Public Accountant licensed in Arizona.

Compensation Paid to our Former Advisor

Amounts Incurred
Inception to
September 30,
Type of Compensation	2009

Offering Stage:
Selling Commissions	$113,212,000
Marketing Support Fee and Due Diligence Expense Reimbursement	$31,377,000
Other Organizational and Offering Expenses	$11,357,000
Acquisition and Development Stage:
Acquisition Fees	$34,487,000
Reimbursement of Acquisition Expenses	$36,000
Operational Stage:
Asset Management Fee	$11,550,000
Property Management Fee	$5,252,000
Lease Fees	$2,686,000
Operating Expenses	$828,000
On-site Personnel and Engineering Payroll	$3,039,000
Related Party Services Agreement	$307,000
Compensation for Additional Services	$10,000
Interest Expenses	$0

As of September 30, 2009, compensation incurred but not yet paid was approximately $1,421,000 representing normal accruals for third quarter 2009 activities.

Greenville Hospital Systems Financial Data and Unaudited Pro Forma Financial Information

On September 18, 2009, we acquired a fee simple interest in seven medical office buildings, and a leasehold interest in nine medical office buildings in the Greenville, South Carolina area from an unaffiliated third party for a purchase price of $162,820,000 plus closing costs. The portfolio is primarily leased to Greenville Hospital Systems, or GHS. Financial data regarding GHS as well as our pro forma condensed consolidated financial statements can be found on Appendix A attached to this supplement.

Appendix A

The following summary financial data regarding GHS is taken from its audited year end and unaudited interim financial statements:

	For the Nine
	Months Ended	For the Fiscal Year Ended
	6/30/2009	9/30/2008	9/30/2007	9/30/2006

Consolidated Statements of Operations
Revenues	$983,752,000	$1,172,199,000	$1,040,770,000	$986,358,000
Operating Income	10,248,000	16,136,000	11,363,000	17,626,000
Net Income	13,803,000	24,924,000	25,617,000	29,008,000

	As of	As of the Fiscal Year Ended
	6/30/2009	9/30/2008	9/30/2007

Consolidated Balance Sheets
Total Assets	$1,284,017,000	$1,263,984,000	$1,236,967,000
Total Liabilities	902,432,000	806,352,000	818,291,000
Stockholders’ Equity	381,585,000	457,632,000	418,676,000

Healthcare Trust of America, Inc.

Unaudited Pro Forma Condensed Consolidated Financial Statements
For the Nine Months Ended September 30, 2009 and for the Year Ended December 31, 2008

The accompanying unaudited pro forma condensed consolidated financial statements (including notes thereto) are qualified in their entirety by reference to and should be read in conjunction with our September 30, 2009 Quarterly Report on Form 10-Q and December 31, 2008 Annual Report on Form 10-K. In management’s opinion, all adjustments necessary to reflect the transactions have been made.

The accompanying unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2009 and for the year ended December 31, 2008 are presented as if we acquired the Property on January 1, 2008. The Property was acquired using proceeds, net of offering costs, received from our initial public offering through the acquisition date at $10.00 per share. The pro forma adjustments assume that the offering proceeds were raised as of January 1, 2008.

An unaudited pro forma condensed consolidated balance sheet as of September 30, 2009 is not presented as the effect of the acquisition of the Property is fully reflected in our historical consolidated balance sheet as of September 30, 2009.

The accompanying unaudited pro forma condensed consolidated financial statements are unaudited and are subject to a number of estimates, assumptions, and other uncertainties, and do not purport to be indicative of the actual results of operations that would have occurred had the acquisitions reflected therein in fact occurred on the dates specified, nor do such financial statements purport to be indicative of the results of operations that may be achieved in the future. In addition, the unaudited pro forma condensed consolidated financial statements include pro forma allocations of the purchase price of the Property based upon preliminary estimates of the fair value of the assets acquired and liabilities assumed in connection with the acquisitions and are subject to change.

Healthcare Trust of America, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Nine Months Ended September 30, 2009

		Acquisition of
		Greenville Hospital		September 30,
	September 30, 2009	Systems		2009
	As Reported (A)	Property (B)		Pro Forma

Revenues:
Rental income	$89,914,000	$10,285,000	(C)	$100,199,000
Interest income from real estate notes receivable, net	2,128,000			2,128,000

Total Revenues	92,042,000	10,825,000		102,327,000
Expenses:
Rental expenses	32,854,000	1,309,000	(D)	34,163,000
General and administrative	21,955,000	(4,702,000	)(E)	17,253,000
Depreciation and amortization	39,231,000	2,705,000	(F)	41,936,000

Total expenses	94,040,000	(688,000)		93,352,000

Income (loss) before other income (expense)	(1,998,000)	10,973,000		8,975,000
Other income (expense):
Interest expense (including amortization of deferred financing costs and debt discount):
Interest expense related to note payables to affiliate
Interest expense related to mortgage loan payables and line of credit	(22,001,000)	—	(G)	(22,001,000)
Gain on derivative financial instruments	3,357,000	—		3,357,000
Interest and dividend income	233,000	—		233,000

Net Income (Loss)	(20,409,000)	10,973,000		(9,436,000)

Less: Net income attributable to noncontrolling interest of limited partners	(241,000)	—		(241,000)

Net income (loss) attributable to controlling interest	$(20,650,000)	$10,973,000		$(9,667,000)

Loss from continuing operations per share — basic and diluted	$(0.20)			$(0.08)

Weighted average number of common shares outstanding — basic and diluted	105,257,482			122,938,305	(H)

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

Healthcare Trust of America, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2008

Acquisition of
Greenville	December 31,
December 31, 2008	Hospital Systems	2008
As Reported (I)	Property (J)	Pro Forma

Revenues:
Rental income	$80,415,000	$14,998,000	(C)	$95,413,000
Interest income from real estate notes receivable, net	3,000	3,000

Total Revenues	80,418,000	14,998,000	95,416,000
Expenses:
Rental expenses	28,174,000	1,889,000	(D)	30,063,000
General and administrative	9,560,000	—	(E)	9,560,000
Depreciation and amortization	37,398,000	3,945,000	(F)	41,343,000

Total expenses	75,132,000	10,536,000	80,966,000

(Loss) income before other income (expense)	5,286,000	4,462,000	14,450,000
Other income (expense):
Interest expense (including amortization of deferred financing costs and debt discount):
Interest expense related to note payables to affiliate	(2,000)	—	(2,000)
Interest expense related to mortgage loan payables and line of credit	(21,341,000)	—	(G)	(21,341,000)
Loss on derivative financial instruments	(12,821,000)	—	(12,821,000)
Interest and dividend income	469,000	—	469,000

Net Income (Loss)	(28,409,000)	4,462,000	(19,245,000)

Less: Net income attributable to noncontrolling interest of limited partners	(39,000)	—	(39,000)

Net income (loss) attributable to controlling interest	$(28,448,000)	$4,462,000	$(19,284,000)

Loss from continuing operations per share — basic and diluted	$(0.66)	$(0.32)

Weighted average number of common shares outstanding — basic and diluted	42,844,603	60,476,409	(H)

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

Healthcare Trust of America, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Operations
For the Nine Months Ended September 30, 2009 and for the Year Ended December 31, 2008

1.	Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2009

(A) Reflects our historical results of operations for the nine months ended September 30, 2009.

(B) Amounts represent the pro forma adjustments to reflect the operations of the Greenville Hospital Systems property for the nine months ended September 30, 2009. There were no other significant acquisitions in 2008 or 2009 that were significant property acquisitions pursuant to SEC Rule 3-14 of Regulation S-X.

(C) Rental income includes straight line rental revenues and tenant reimbursement income for the Property in accordance with the respective lease agreements, as well as the amortization of above and below market leases.

(D) Pursuant to our property management agreement, Greenville Hospital Systems is entitled to receive, for services in managing our property, a monthly property management fee of up to 1.5% of the gross cash receipts of the Property. The historical rates varied. As a result, the pro forma amounts shown are reflective of our current property management agreement.

Adjustments were made for an incremental property tax expense assuming the acquisition price and historical property tax rates. Also, adjustments were made for other rental expenses, such as utilities, insurance, and ground lease rent.

(E) The acquisition costs are a one-time occurrence therefore, these costs are an adjustment to the 2009 actual results of operations.

(F) Depreciation expense on the portion of the purchase price allocated to building is recognized using the straight-line method and a 39 year life. Depreciation expense on improvements is recognized using the straight-line method over an estimated useful life between 19 and 180 months. Amortization expense on the identified intangible assets, excluding above and below market leases, is recognized using the straight-line method over an estimated useful life between 19 and 180 months.

The purchase price allocations, and therefore depreciation and amortization expense, are preliminary and subject to change.

(G) The Property was acquired using proceeds, net of offering costs, received from our initial public offering through the acquisition date at $10.00 per share. No debt was incurred to finance the acquisition.

(H) Represents the weighted average number of shares of common stock from our initial public offering required to generate sufficient offering proceeds to fund the purchase of the Property. The calculation assumes the Property was acquired on January 1, 2008.

(I) Reflects our historical results of operations for the year ended December 31, 2008.

(J) Amounts represent pro forma adjustments to reflect the operations of the Property for the year ended December 31, 2008. There were no other significant acquisitions in 2008 or 2009 that were significant property acquisitions pursuant to SEC Rule 3-14 of Regulation S-X.